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EXHIBIT 12.3

CARNIVAL CORPORATION & PLC
Pro Forma Ratio of Earnings to Fixed Charges
(In millions, except ratios)
(U.S. GAAP)

	Three Months Ended March 31, 2003 (b)		Years Ended November 30, 2002 (b)
Net income	$137.6		$1,333.3
Income tax (benefit) expense, net	(4.6)		(39.5)

Earnings as adjusted	133.0		1,293.8

Fixed charges:
Interest expense	53.0		195.5
Rent expense (a)	4.1		17.8
Capitalized interest	14.9		70.1

Total fixed charges	72.0		283.4

Fixed charges not affecting earnings:
Capitalized interest	(14.9)		(70.1)

Earnings before fixed charges	$190.1		$1,507.1

Ratio of earnings to fixed charges	2.6	x	5.3	x

(a)
Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.
(b)
The pro forma ratio of earnings to fixed charges include the results of Carnival Corporation and Carnival plc for the three months ended February 28, 2003 and March 31, 2003, respectively, and for the year ended November 30, 2002 and December 31, 2002, respectively.

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  EXHIBIT 12.3
CARNIVAL CORPORATION & PLC Pro Forma Ratio of Earnings to Fixed Charges (In millions, except ratios) (U.S. GAAP)